Via Facsimile and U.S. Mail
Mail Stop 6010

September 6, 2007

Mr. Richard D. Nanula
Executive Vice President and
Chief Financial Officer
Amgen Inc.
One Amgen Center Drive
Thousand Oaks, CA 91320-1799

Re: Amgen, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File Number: 000-12477

Dear Mr. Nanula:

We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Joel Parker
Accounting Branch Chief